Contact

www.linkedin.com/in/nick-walker-6a591889 (LinkedIn)

Top Skills

CPR Certified

Healthcare

Nursing

Nick Walker

CEO/Head of Production at Ology Brewing & Distilling

Tallahassee Metropolitan Area

Summary

Co-Owner/Co-Founder/CEO/Head of Production of Ology Brewing & Distilling in Tallahassee, FL.

Experience

Ology Brewing Co.

9 years 6 months

Chief Executive Officer

June 2017 - Present (8 years 1 month)

Owner/Head Brewer

January 2016 - Present (9 years 6 months)

Tallahassee, Florida, United States

Ology is a microbrewery and distillery in Tallahassee. We have three distinct taprooms in Tallahassee and one in Tampa. Making world-class craft beer and spirits and building enjoyable spaces to experience them in!

Tallahassee Memorial HealthCare

Registered Nurse

February 2013 - June 2017 (4 years 5 months)

Southeastern Community Blood Center

Laboratory Technician

2008 - 2011 (3 years)

Education

Florida State University

Bachelor's Degree, Registered Nursing/Registered Nurse · (2012 - 2012)

Florida State University

Bachelor's Degree, Biology/Biological Sciences, General · (2006 - 2011)